Filed by Selina Hospitality PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BOA Acquisition Corp.

Commission File No.: 001-40102

Selina Fireside Chat

Monday, October 17, 2022

4:15pm ET

Mark Moran, CEO - Equity Animal: Greetings and welcome as we kick off Selina’s roadshow focused on retail investors. We have an investor presentation linked on the Selina Twitter feed and it will be pinned here shortly, as well as on the company’s website.

On the website, click investors towards the bottom of the homepage, which will take you to the company and investor information page. Scroll down and select the investor presentation.

Before we begin, I want to remind everyone of our safe harbor statement that is posted at the beginning of the investor presentation. It reminds you that you may hear or see forward looking statements that involve risks and uncertainties. We disclaim any obligation to update information disclosed in this call as a result of developments that occur afterwards. I also direct you to the explanation of non-GAAP measurements that way we may use on slide three.

I’m Mark Moran, CEO of Equity Animal, here with Rafi Museri, who is the Co-Founder and CEO of Selina, the largest lifestyle hotel business in the world, as well as Steven O’Hayon, Head of Strategy and Sam Khazary, Senior Vice President and Global Head of Corporate Development. Rafi and his business partner Daniel launched Selina in 2014 with the mission of inspiring authentic and meaningful connections throughout the world’s first work, stay, and play ecosystem.

On December 2nd, 2021, Selina entered into a definitive merger agreement with BOA Acquisition Company Corporation stock ticker, “BOAS.” The closing of which, which is subject to customary conditions, will result in Selina becoming a publicly listed company under the ticker “SLNA.” The shareholder vote will be October 21st, 2022.

Traditionally, when a company goes public, they put on a roadshow presentation utilizing many bankers and advisors to speak with institutional investors and high-net-worth individuals about the company. Its background, vision, and its financials. Selina is here to start what will be the first road show presented to the broader public in an effort to lead the charge of democratizing access of information to all investors, not just the institutional ones.

By being here today on Twitter spaces, we’re utilizing a new medium of communication with the intent of providing transparency, access to management, and democratizing the flow of information to all potential investors. As part of the first-ever road show for retail investors being hosted on Twitter spaces, we’ll be hosting two more spaces.

Today’s chat will be in a fireside format, whereas tomorrow and Thursday’s will be presentations on the road show deck. Additionally, we’ll be having a Q and A session, on Thursday’s call. The call tomorrow on Tuesday, October 18th will be from 4:30 to 5:30 with Barbara the CFO, Steven, and Sam.

On Thursday we’re going to have the same lineup and again, we’ll be concluding with a Q and A session to follow. A copy of the investor presentation is available on the Selina Investor Relations website as well as through the tweet that will be pinned to the top of this space. That being said, it’s my pleasure to introduce Rafi, Steven, and Sam to begin.

Guys, it’s a pleasure to be here with you today.

Rafael Museri, CEO - Selina: Thank you very much. Welcome.

Steven O’Hayon, Head of Strategy - Selina: Great to be here. Thanks.

Sam Khazary, Senior Vice President and Head of Global Corporate Development—Selina: Thanks.

Mark Moran: In doing this series of Twitter Spaces, we are democratizing the flow of access of information to all investors, but you guys are also in the business of democratizing an industry. So why don’t you tell us what exactly Selina is?

Rafael Museri: Thanks, thanks for the question. So, Rafi is here, and I founded the company in 2014 with Daniel Rudasevski. It all started in Central America on the Pacific side. It was a small kind of under-utilized hotel, we didn’t come from a hospitality background, but we realized that there was a serious need.

We’re somewhere between the hostels industry, which was kind of a 20 years old average age, and the hotel industry, which was a little bit not relevant for us, Millennial, Gen Z, and it was more the 50 years old average age. And we realized there is a massive space for the thirties, 35 year old age range.

The first thing we did is realize that it will be great if a hotel will have a coworking space. The second thing is that we realized that food beverage is not just a breakfast, you know, the package is part of the room. Food and beverage, it’s more than that, the experience is an event space. It’s an activation space where people can socialize.

And then we just created this first ecosystem where people could work, play, and stay. And then when we came to the room. We said to ourselves like, who cares really what’s the financial background of the guests? Traditional hotels have the two stars, the three stars, the five stars, the seven stars.

We said, okay, we want the doors of the rooms to look the same and the people walking out of the doors look the same. But one door can lead to a suite, could be $500 a night. Another door could lead to a 16 square meter room of $150 a night. And another door can lead to a dorm of eight with six friends from LA or from Berlin or from Nicaragua or whatever, can just come and share. At the end of the day, at the common area, everybody’s one.

It’s about the values of the people. So yeah, we’re the first to democratize accommodation fully, and this is what Selina is about.

Mark Moran: That’s fantastic. And so you have now 163 locations and approximately 43,000 bed spaces across 25 different countries and six continents. So you’ve talked a little bit about what makes Selina unique, but one thing that stands out is this idea of being able to have these different price point rooms and almost a way for your customer base to be able to grow as their income grows. Is that something you could speak to a little bit more about how you’re able to do that?

Rafael Museri: Again today, seven years. There are many, many, many customers, Selina, that used to make twenty-thousand dollars annual income traveling 30, 40 days a year, staying in dorms with their friends and growing into thirty to forty-five thousand dollars in annual income. Then moving to our micros product, which is kind of private rooms with a beautiful kind of a shared bathroom with another one or two rooms.

There is a five star product within every Selina around the world. So the fact that people can stay within the same platform, within the same app. They can stay with their family in a family room, they can stay in a dorm with their friends, they can stay in their private room if their boyfriend or girlfriend came in, and all they care about is the unique experience that they will consume in the common areas.

I answered also part of this in the democratization of rooms, but I think from 22 to 23 years old all the way to 45, 50s, you could see the wide range of age, with an average age of 30 to 33, and all kinds of financial backgrounds. Definitely.

Mark Moran: And what type of repeat customers are you seeing so far?

Rafael Museri: So again, you can see that between 20% to 30% of customers are repeat customers. The average age, first of all, very important, the company exists seven years. The average age of all the Selina’s around the world is less than two years. Talk about one year and 10 months, approximately the average age. So it’s a relatively young company, so when we’re talking about 20% to 30% repeat customers, that’s a very, very high percentage for a relative young company.

And also when you look at direct booking, it usually takes you years to get to a point that you have close to 50% organic traffic. Selina’s getting close to this 50% organic traffic, and as I said, we’re very, very young company. Also very important to say through the pandemic, the average lengths of stay moved from about 2.5 to around 3.6, 3.7 days, but this is in one specific location.

You can see that many of our customers continue in the same trip to another three to four Selina’s, which brings those that travel more to an average stay of about 12.5 days. It’s getting more and more the platform that people just continue to travel with.

Mark Moran: That’s great. What’s really unique that you touched on is the opportunity that COVID presented.

So, you know, myself as a millennial, we live in a time where younger generations really prefer experiences over materialism. The rise of remote work has really fueled more and more people traveling and working around the globe. How have you seen that affect Selina? Because you started off with the idea of a differentiating factor, being the co-working spaces, back in 2015, but what have you seen change coming out of COVID and how does that affect the future growth of the company?

Rafael Museri: First of all, again, since 2015, we’re pitching to the world in different stages. Myself, Daniel, Steven, and many other people, created this vision with a combination of workplace spaces, amassed, this is the new ecosystem we are building. I believe that what COVID did was just speed up the growth, but remote workers, hundreds of millions of freelancers were here, in the last 10, 15 years. COVID just, I think, introduced the ability to travel and work to a few hundred million people. That’s is one aspect. Another thing that COVID did, COVID made people fall in love with their own countries. People jump in the car with their kids, and just travel within their own countries.

People that used to take a vacation just internationally, start traveling more and more internally. And Selina, which, you know, we were always against just opening locations in the prime and the secondary cities. In every country we were going. We’re going to the remote off the grids. We’re going to the mountains, to the beach. We’re going to, we’re going to the deserts. We’re building glamping locations in many locations. We love experience. So we introduce to local people in their own countries new beautiful spots, which you never heard of. We love to open destination from scratch. So I think that this is another trend that COVID started, Selina fit into it. In the third trend, I believe that the experience is always important, but I believe that most of the people that listening to us right now willing to spend on a glamping experience, with a bonfire group of friends, more per night than they’re willing to spend on a room in New York. To build a room in New York, cost between half a million dollars to one and a half million dollars.

To build a great glamping in Agafey in the most beautiful desert, 30 minutes from Marrakech, this will cost about fifteen thousand to build. We’re talking about 50 times less. So I think the trend of a little bit, not connection between how much you spend on building a new product versus how much you can collect or charge for a new product. Why? 78% of millennials and Gen Z appreciate experience over materialism. Which means it’s not about how much you spend, it’s about what you do with it and how you manage it, and different world, different hospitality habits. And we’re trying to adapt ourself, listening to the data and just adapt ourself for this experiential trend.

Mark Moran: Fantastic. So you touched on a few unique things there too, and I want to get more into the experiences that go on at a Selina location. You know, when compared to traditional hotel operator, you’re allowing for these various co-working experiences and more of a full circle experience by creating a community, but what really is it about the programming that goes on and the activities that separates Selina from traditional competition and has allowed for you to make a very well known brand in such a short amount of time?

Rafael Museri: First of all, it’s important to mention that we’re not standardizing the content and programming piece of it, which means full freedom and full flexibility. The specific GM in, you know, in a beach in Costa Rica, in a mountain in Mexico, in the Black Forest, Germany, or in Bad Gastein Ski Resort in Austria, each GM and each experienced manager at the specific location will choose based on the needs and the ask of the local community; what’s going to be the content, the programing, the music, the design, the look and feel. 100% of the holistic experiences will be defined and managed by the local community.

So me as a CEO or any of my managers and C-level, we don’t know what’s happening in a specific Selina around the world. We have no control or say over the content of programming. And I believe that from one end it’s created a little bit lack of control, right? Because you don’t really know what’s going on.

On the other side, this flexible approach, it’s what makes the Selina experience unique privilege and tourist don’t like to feel tourist. They want to hang out with the locals, they want to be surrounded by the locals. And when I’m going to Costa Rica to surf, I want to hang out with the local surfers, listening to reggae, and drink a beer in the bar, right? I’m not interested in visiting, you know, my UK or Israeli friends in the bar. Yeah, it’s good to have them, but I want to have the real local experience and that’s key component of Selina.

Mark Moran: So when you’re talking about this local experience, when you come in, are you building these locations new? Are you taking them over from someone previously? How does that work?

Rafael Museri: Look, for us, if we were building hotels from scratch, you know, we’re seven years old, we’re, I was speaking to you right now here with about 20, 25 locations around the world and very little brand exposure. Our market research in 2014 leads to a crazy data. Close to 40% of the demand, which is millennials and Gen Z, actually enjoying using just about 3 to 4% of the supply.

Huge mismatch between supply and demand. So if most of the hotels out there are not relevant for the needs, it means that there are many, many, many under utilized slash distressed hotels, right? And we build a growth strategy that can quickly, 90 to 150 days, can convert, you know, an old, I will call it not relevant box to an extremely relevant box.

So we’re leasing the property for 20, 25 years. We’re converting it at very attractive prices because we’re going straight to those underutilized hotels. So we’re negotiating very, very attractive leases that allows our break even point to be between 30 to 45% less than the traditional approach, which makes our ability to be profitability unit level quickly.

So that’s on the lease side, conversion, using local artists, local theater designers, local makers from the village, from the town, from the city, using their skills to convert and build Selina in their own town, and opening. So that’s allowed Selina to open a new box in 25 countries, 6 continents every between 7 to 15 days, and allows the brand to gain expose to more and more and more people going forward.

Mark Moran: When we talk about this idea of the box that I can essentially live, work, work out, and party in the same space. You guys have recently started to diversify more into things like live events that really kind of help with all the programming, but would love to hear a little bit about the various programming offerings you have to your customers and also what the expansion has been, and maybe Sam or Steven, feel free to jump in here too, as well.

Rafael Museri: Yeah. So high level, look, the trends globally right now, music was always a big scene, but music productions and events and parties and festivals have become a big thing in the last few years. That’s one trend. So Selina came up with, we build our music production arm, it’s called SIMS. It stands for Selina International Music Summit, which is, it started from an actual music summit in Latin America and it grew into a music production arm with professional music producers. Same about retreats. We team up with, partner with a company called Mantra, which is one of the best retreats we’re going to produce in Israel. And we’re basically taking this, you know, art of producing retreats, B2C and B2B and B2B2C, we’re taking this company globally. So we’re we going to continue to partner or build or buy companies that will bring added value or will be experts in specific type of content to enhance the experience of the Selina’s around the world. And this is very important for us, and we’re going to keep doing that.

And I think Sam, maybe you can touch a little bit, now the collaborations that we are doing between SIMS and Selina with other maybe music production companies.

Sam Khazary: Yeah, so thanks Rafi. So look, we’re formalizing, music is a big part of our life, and a big part of the culture here at Selina.

So we’ve started, as Rafi alluded to, we’re sort of formalizing this sort of music business. We have a platform across the world that allows us to host events and festivals and gatherings in 163 locations across 25 countries. So we’re working in partnering with companies like Rock Nation to help and help program, and also work with sort of local artists and not just headliners, to sort of bring them and rise them up and give them a platform, and a stage to speak on and perform on.

Mark Moran: That’s fantastic. You know, speaking of music, I actually was at the Chelsea location last weekend that you guys had when you opened it. And it was this all-night rage with multiple floors and DJs. It was great. But one of the things that makes me wonder is, if I am not staying in a Selina location, is it still open to me or to others outside of those who are staying there?

And how does that really affect the breakdown of revenue in terms of what’s coming directly from people booking rooms? Could you talk a little bit about that?

Sam Khazary: Yeah, so look, our platform is democratized, right? We have open doors to everybody. That that’s sort of the thesis behind the ethos of Selina, that it is open to the community.

So just because we have a, a really kind of cool, hip, event at our property does not mean that we exclude people from attending. So our hotel guests were able to participate in the event that you described, and the locals were able to participate, and that’s a really, really big part of why, what makes Selina great, right?

It’s open to everybody, and that’s why the democratized pricing, is part of this mechanism. You know, keep your door open to everybody. And what that does is, being that open and being open to the community, what that does for us at Selina, is it diversifies our revenue stream. What we now have is 50% of our revenue comes from rooms, so traditional rooms.

The other 50% come from food & beverage and co-work and travel and tourism. But of that, almost 60% of it comes from the community. So not hotel guests and that’s a big, big driver. We’ve built products for the community and what we want to do is have the community fall in love with us and have the community consume, and then our travelers will sort of mingle and have that hyper-local experience.

Mark Moran: That’s really helpful to understand that revenue breakdown and that 60% of it is coming from the community. That’s obviously one thing that differentiates you guys from say, a Marriott or you know, the Hiltons of the world. Right? But in hearing you speak about the experiential aspects of Selina, it seems that a Soho House or even an Ace Hotel is also something similar. How do you view them and your position in the market?

Rafael Museri: I think, first of all, I think you’re touching two great brands that did a great job. I think that Ace hotel, it’s an incredible example of a company that succeeds at creating local experiences, whatever they go. I really, really appreciate the experience, the content, the programming, the design.

Ace Hotel did an amazing job. And Ace Hotel, but again, I think they’re born many years before Selina was born. And I think the growth strategy in Selina would allow us, again, to get to over 160 locations and to, to rapidly grow all around the world because of the quick conversion, and our growth, our growth processes. Versus those brands that didn’t succeed to become a global brand.

And I think also, and Soho House, I think when you talk about democratizing, I think Soho House, which also is a great brand that lives in great experiences and the real true engagement, I think that because of the price range of the part of the membership, which goes to a very specific niche of clientele.

And so I think that the democratization of the pricing, the fact that you have in the same day from a dorm at $25 a bed all the way to a $500 suite, that’s something that makes us very unique as well as, as I said, the growth that allows us to add those boxes every 10, 12 days.

Mark Moran: Fantastic. Fantastic. Now, one of the things I’d love to hear all of you talk about is the background of Selina leading up to now and going public. We’re obviously in a very interesting time in the markets to be going public and to be doing so through a SPAC. How do you see the current market conditions affecting Selina?

Steven O’Hayon: Thanks, Mark. I’ll start by the decision of, of going public. I think you know, since we started this company, I think the ultimate fate of this company was to be a public company. We always knew that we were building something that eventually, should be public, should be available for people to understand what we’re doing, should have capital sources available for us to continue growing.

We never considered selling the brand to another big brand or anything like that. We always knew that we were going to keep growing, keep building out our physical infrastructure, have a very, very clear strategic vision, and eventually take the company public.

Now in the last couple of years, opportunistically, there were, there were certain situations that presented themselves to us that said this is the right time to do it. And when we agreed it was the right time to do it, we spent the time to build the right internal team, the right external advisors the right auditors, the right CFO, the right general counsel the right board to prepare ourselves to be public, and that took some time. And today I can say that we are perfectly ready for that. From an infrastructure perspective, from a personnel perspective, and from a vision perspective as well, I think our story is clear. Our ability to grow is clear. The traction that we’ve generated with the brand is clear and strong and people can see that and they can visit Selina’s and they can understand it.

I think is an important aspect of taking the company public. So, check boxes all around. And then you know, we can very openly say, because everybody sees the same data that unfortunately the timing right now is not the best, right? We’re entering into a very challenging market and we’re actually using a vehicle, which is called SPAC, which is also a challenging vehicle to enter. So there’s going to be a lot of, let’s say, wind against us as we, as we enter this market. But we know that as long as we execute and execute on our short-term goals and our long term vision, that eventually it, the market will turn around, if that helps us.

If not, as long as we execute, we know that we’re building something very special here. And if we put our heads down for two years, ignore a little bit of the external factors and focus and deliver, everybody will be able to know and generate value from, from what we’re building here.

Mark Moran: That’s great, and before the next question, I just want to encourage everyone here to retweet this space for awareness.

Steven, one of the things that you touched on is really the growth and specifically the growth of the brand. Now, before we get into the financials, I want to ask about the marketing strategy. Obviously, your target demographic of Gen Zs and millennials, they’re looking for authenticity in brands. How are you balancing that while being able to grow awareness for the Selina brand?

Steven O’Hayon: Yeah, so look, I can tell you the truth, from the moment that we started this business, we never once had a marketing budget. We never once had a Chief Marketing Officer. We never once had a big social media spend, or Facebook or Instagram. A hundred percent of the people that stepped into Selina, were there because one of their friends told them to come, or they heard that it’s a beautiful place, or they wanted to experience something new and they arrived to this place.

It was never something that we were driving demand through. Big spend, big budgets, lot of advertising, et cetera. And we’re very proud of that because in doing so, we built a very organic follower base, an organic traveler base, organic community that are there because they love the product, they love the brand, and they’re coming back more and more.

Right? Rafi gave us that earlier, but I’ll give it again. 32% of the guests that stayed in Selina in the first six months of this year had been to Selina before. You know, we grew in 30% in the first 6 months of the year. So we opened a lot of new locations and new markets and still we’re seeing a lot of repeat booking.

So people understand that and people are coming back because of that. Now, as we grow and as we grow fast and as we enter into new markets, it is important to start generating a marketing strategy, right? So we have in the last nine months began investing in those PPC campaigns and social media and driving demand to our locations through you know, marketing strategies that we didn’t in the past do.

And that’s going to allow us to create a base of occupancy faster than it took us in the past. So we’d be able to open a new location with higher occupancies than before and have a quicker ramp up. And then as we start creating buzz in the local communities as Sam described, and as we start to transform those properties into true destinations, then it will turn off that aggressive market and it will become organic again, but it will be through repeat, through people that are there, through people that are living in the communities and coming back. And I think that’s a very clear way of describing what is our marketing strategy today.

Mark Moran: Great, thanks so much Steven. Now Sam, this may be a question for you, but I’m curious as to any stats that can speak to the community that’s being formed, you know, friendships being formed, are people finding their significant other at Selina locations? What’s something tangible we can hear about that?

Sam Khazary: Yeah. So look, our number one KPI right, even at a corporate level, right, is did you make a friend at Selina? And, you know, we’re happy to say that two thirds of our guests today have made a friend.

We’ve met, I’ve met plenty of people throughout our properties who have kind of formed friendships, started businesses, found their significant others. So when we really say that this is a community and that you will make a friend at Selina, we mean that. And that stat of two thirds of people making a friend shows that. You know, at the same time, you know, I think we and I were joking around, do you sort of create a pamphlet of, if you need to make a friend right, you should go to Selina. And it’s that sort of a marketing campaign, cause it’s highly successful and it does work.

Mark Moran: A marketing campaign based off of Dale Carnegie’s “How to win Friends and Influence People.”

Sam Khazary: If you need a friend, come to Selina.

Mark Moran: I love it. I love it. And so, that being said, let’s transition into financials a little bit. But before we do that, just want to encourage everyone to follow this Selina account, Selina Hotels, to follow Sam, and to follow Steven.

They have agreed to help wingman you at any Selina location should you need it.

But guys, I want to talk a little bit about the background of how we got here financially, where you guys are now. You recently reported your numbers for the first half of this year and are about to go public. So can you talk to us about the state of financials and where we’re going?

Sam Khazary: Yeah, look, we have a proven track record of growth and success. Even during COVID, we are able to expand our footprint successfully, efficiently, and effectively, and grow our operations and increase our performance. You know, reduce our costs and become better and better and better, and we’re getting better as each day goes on.

Mark Moran: And so when you talk about this improvement, what do you think are the most important financial metrics for potential investors and anyone listening here to this space to be looking at, for Selina and to be able to understand your business model?

Sam Khazary: Yep. So unlike many other platforms, we at Selina, are focused on, sort of, bed spaces and how much revenue we can drive through each bed versus rooms. For us having more bodies within on our platform, within our box, means more revenue is sort of driven. So that’s how we look at the business. Where I think a lot of our, you know, a lot of our peers and a lot of different sort of hospitality platforms look at things on a per key basis. For us, a big, big, big driver is on a per bed basis.

And, you know, and what that kind of translates into, as I was talking about us getting better and kind of driving performance, in the first half of 2022, we delivered revenue of 86 million, which was up 142% year over year. And that was primarily driven by our improved performance across the existing portfolio; opening new sites, increasing density, and increasing bed cap.

Mark Moran: Fantastic. And, and so when we’re talking about bed space, how has that has that improved per space recently? Or how is that affecting revenue growth in order to understand the margins? And is there a specific number that you could tell us for bed space?

Sam Khazary: Yeah, so as I say, we look at sort of total revenue per bed space. So that’s increased 77% from the first half of last year to $3,233. So on an annualized basis, that’s close to $6,500. From an account perspective, today we sit with about 27,000 open beds, as of June 30th. There’s about, there’s 16,000 more bed spaces kind of secured and coming online in various forms of kind of repositioning as we sort of go on.

Mark Moran: Got it. So in thinking about this on a per bed space metric, are all of these beds in use or how do you look at this? And also, what would be an industry standard to compare this to if there was one?

Sam Khazary: Yeah, so our portfolio occupancy is improved by 60%, so we’re averaging about 46% occupancy over the first half of this year.

So that means for about, for our 27,000 sort of bed spaces that were open as of the first half of this year, they were almost occupied about 50% of the time.

So, as for a comparison during the sort first half of 2021, that was about 30%. So as we kind of progress away from COVID and as we’re sort of kinda coming out as remote work and travel and digital nomadism continues to grow, our performance and our occupancy continues to improve, and we’re sort of continuing to see kind of strong demand. And from a comparison to our peers, you know, a bed space equals five and a half square meters to us. There’s about four bed spaces per room. So that’s the standard that we sort of use. So if you kind of want to multiply that out by four, that’ll sort of get you to one of our peers.

Mark Moran: Got it. So you talked about how revenue is up 142% year over year, but let’s talk about profitability and just where Selina is on that path and how the diversity of various revenue streams affect that.

Sam Khazary: Yeah, so our, our adjusted EBITDA for the first half of this year improved by 47%. So we’re looking at negative $4.4 million.

So that’s a significant, significant improvement and we’ve got a clear kind of path to profitability. At the same time, our corporate, you know, talking about profitability and increasing scale and operational efficiency, we are, you know, we’re getting better and we’re also improving our corporate overhead.

So our corporate overhead has decreased as both a percentage of revenue and on an absolute basis. If you look back many, many years ago in our investor deck, you can kind of find this stat, you’ll see that it was essentially one to one. And today we’re looking at, we’re about 20% and we’re continuing to sort of reduce corporate overhead.

And, and it’s really, really important to note that it’s not just because the revenue has sort of increased 142% in the first half of this year. It’s also, it’s the absolute sort of number. So at the same time that we’re driving more revenue, we’re also reducing costs in optimizing our teams.

Rafael Museri: Just to add to that.

So, you know, people were always questioning what, 2015, 2016, 2017, the biggest department in Selina was the tech department, and we’ve invested a lot in, in the platform. We own our PMS, which is the property management software. We build our own tech, we build a lot of products, anything that now, after seven years, we are finally starting to see the benefits from that.

The saving is a result of those technology investments. It was impossible in those days to manage 3,000 employees in 25 countries, 6 continents without having very, very strong tech and IT. And the fact that an absolute number, half of the team that used to work in 2018 managed more than three times more revenue, that’s an indication of those achievements.

And I’ll say another side of Selina is, you know, we were born from a team that came from more the lifestyle content programming. We were not surrounded by many ex-hospitality experts in the first few years. And I think that today, in the last year, I think 80% of our C-level coming and joining from public companies, and some of them with 20 to 25 years in hospitality, managing much bigger portfolios that Selina currently.

So, I believe there is a lot of opportunities at the unit level to improve efficiency by bringing those experts into our life. But I think that it was important that we start from a new kind of, you know, to disrupt an industry, you want to come fresh. So the fact that fresh content people disrupt the product, and now you give this product to the hands of, you know, more traditional professional hospitality people, I have a lot of expectation, a lot of space for improvement for the next two, three years coming.

Mark Moran: Fantastic. That’s very helpful to understand the past profitability here. Now, in talking about various improvements that are going on, whether it’s from a corporate overhead perspective, bed space metric, what have you, one of the things that I think is really interesting is with this leasing model, you’re able to go in and to convert these old hotels into something exciting, something new. What’s the type of return that you’re seeing on these spaces that you’re taking over? What does the future market look like for that and how do you see that playing into the growth strategy for the company?

Rafael Museri: So first of all, look, we are taking existing hotels, but we believe that many of them are less relevant for the new generations. And within three to five months, through a lot of up cycling and recycling and design, we’re converting the spaces, right? Listening to the local community. What’s the need locally? What’s the product you can expect? And we build it right. The best and the first indication is to see the impact of this process, right? We call it destination building strategy. And today, Selina create leverage about 2.4 times more revenue than the previous hotel or before the Selina team walked in.

This is a very, very important parameter which we will keep putting a lot of energy into ensuring that we are experts in activating spaces on scale, in different cultures, in different countries.

Mark Moran: Fantastic. And, and so one question that we had from a participant is do you charge on a per bed amount or is it per room amount?

Rafael Museri: No, about 20, 25% of the rooms are shared, which means either a different time of hybrid product, shared accommodation, community rooms, different type of varying, kind of upscale dorms.

But about 75% of the rooms are private. And those private ranging between 3 stars to 4 stars, to 5 stars. And this is per room. So, you know, if you’re individual and you come and you stay in dorm, you pay per bed. If you’re a couple or individual want to stay in a private room, you’re paying per room at a traditional hotel.

Mark Moran: Got it. Got it. So we’ve talked about the financials, we’ve talked about the historic growth that makes Selina special, the communities that have been built. And I think it’s important to note also too, I would imagine that there’s a big uplifting effect for various communities where a Selina location is.

But I would love to hear everyone’s thoughts on the future growth and specifically, what is going to allow you to continue to maintain this high number of recurring customers and be able to continue to democratize accommodation as you grow and become a publicly traded company.

Steven O’Hayon: Yeah, I could take it. Thanks, Mark. So, the way that we think about our, let’s say, strategic roadmap okay, is, as follows; what we’ve done until today is built out our physical infrastructure, right? That’s 160, over 160 spaces around the world with a strong brand that resonates with our target customers, not operationally, perfectly excellent yet, but getting there. So operational infrastructure that allows us to operate those spaces. Okay. Beautifully designed, all over the world, well diversified, and a very clear and proven model for growth, right? So we can keep adding boxes and boxes and boxes. That’s step one. That’s our physical.

Okay. On top of that, and people are coming to those hotels and they’re spending money and they’re buying beers, and they’re buying burgers and they’re might taking a surf lesson and using the co-working, right? And so we’re creating already a way for people to spend money with us, but we’re building now on top of that is this experiential layer and we talked about already, but we’re just scratching the surface, right?

So we are building out our music festival business, and our corporate and user retreat business, and extended stay business, and all those things are operated under different brands, but they’re not, they’re asset light, right? Don’t hold any inventory. Those are production companies either producing retreats or festivals, and they’re utilizing our physical infrastructure to produce those events.

Right? So in Selina locations where occupancy is low, or there’s available inventory or it’s shoulder season or off season, those brands can come and activate those spaces. And in doing so we are able to capture, let’s say, a larger share of our customer’s time, attention and wallets. So people are going to be, interacting with the Selina brand more frequent, right?

Because we’re going to be using it through other different types of experiences. Now that’s the experiential layer that we’re building. And we started a few months ago or with remote year, let’s say last year. And now we’ve added SIMS and Mantra our music and retreat businesses. And we’re going to keep adding more and more of those kind of experiences, as Rafi said, either by partnering, building or purchasing those brands. That’s the experiential layer. Once we have that on top of the physical layer, which keeps growing, all of a sudden we have this ecosystem of different things that you can do within the Selina brand. And then when we start having more and more users and guests and visitors interacting with a brand, what we find that to be the top of the pyramid is our community layer.

Right, and the way to leverage this community and to extract value from this community, historically and traditionally, hospitality companies would operate or offer some sort of loyalty programs, right? We believe there’s a much more creative way to grab value from this community and start creating recurring revenue streams and introducing some sort of membership programs, right, where people can pay a fixed monthly cost, a fixed monthly rate, which is a very low number compared to other membership product, call it $20 a month, and they’ll have access to Selina’s entire ecosystem. All of the Selina locations, all of the physical boxes around the world.

Today’s 160, maybe tomorrow there’s going to be 400, maybe a thousand, maybe 2000, whatever, however long it takes us. But in every place that you’re traveling, you have a home, you have a place to cook, you have a place to work, you have a place to socialize. You have experiences that are happening, and that’s one part of the ecosystem.

On top of that, you have access to retreats in your own country. You have access to music festivals in your own country. You have access to be able to travel and work from those places and all alongside this like-minded community of travelers that live this way. And I think that’s going to be the, the pinnacle of our vision. Now, how long it’s going to take us to get there? I don’t know. We’re starting to think about it and we’re starting to build it, but we are very excited about starting to leverage this repeat customer that keeps coming back. And once we’re able to provide to them more and more things to spend on and interactions with us, the next level is going to be making that stay forever basically. And that’s how we think about the future.

Mark Moran: Fantastic. Now, one of the last questions that I want to say after that, because I thought that nailed really all of the themes that we’ve discussed so far.

You know, you’ve recently expanded into New York in the Chelsea location and also in Washington DC with the Union Station location, but would love to hear thoughts about future expansions, both in number and in geography.

Steven O’Hayon: Yeah, look to today there’s about 40 locations under development all around the world. I think the key areas. On top of that, we are underwriting and adding probably one location every couple of weeks to our, to our secured pipeline. So the growth, as we’ve talked about, is very rapid cause we’ve built the formula, the machine for continuing to pick up the right locations. But when it comes to the geographies that we’re focused on and excited about, the US is one of them for sure. I think that we’ve tapped into some interesting markets, but there’s huge amount of white space across the entire country and really, really interesting pockets and submarkets that we haven’t yet…That would make a lot of sense for the Selina brand to, to activate inside.

And then there is all of Asia, which we opened our first location in Asia a couple of months ago in Phuket, in Thailand. And we’re going to continue. We have some property in Australia as well. But all over, let’s say Southeast Asia, we’re going to continue growing and that’s a really interesting market where there’s a lot, a lot of opportunities.

Now you have to remember the big market opportunity in this whole story, and the big tent right, which Rafi talked about in the beginning, but I do want to remind, which is this big mismatch between supply and demand. There’s 17 million hotel rooms in the world, and we estimate that just 3% of those hotel rooms are explicitly targeting millennials and Generation Z.

While on the other hand, millennials and Generation Z represent 40% of the total travel spend every year. They’re spending 300 billion, 300 billion dollars a year and nobody’s talking to them. Nobody’s building the brand for them. And these people don’t exist just in New York and San Francisco. They’re all over the world, right?

There’s a mass amount of them. And if we can, in every market that we’re going in, we’re seeing so much white space, so much of available supply that can be converted, and so much of demand that is being neglected, that connecting those dots is what we’re all about. And in every market, that connection of dots exists.

So it’s all about us being focused, growing in a very disciplined way not obviously overdoing it. Being very focused on the market where we want to grow, and remember that our brand does the best when we’re have a critical mass within a certain country, right? We’re a brand that is going to open Rome and Madrid and Barcelona and New York and Tel Aviv, and London and say, you know, we built a global brand. That’s not it. We’re going to enter into a country, we’re going to open the one or two big cities there just to create some exposure. And then we’re going to go into the jungles and the mountains and the beaches and the forests and create as many different, deserts, and create as many different experiences as we can, because that’s what our customers care about. That’s what they want.

Mark Moranl: Phenomenal. I think with that being said, Rafi, Steven, Sam, this has been a pleasure. I’d like to point out that you’re democratizing accommodation and you’re also democratizing the access to Selina’s story and financials by doing the first road show for retail investors via Twitter spaces. I think Selina’s story is one that really resonates with Gen Z and millennials.

We’re very happy to be able to welcome you all into the Fin Twit community as you go public with BOA. And pending the shareholder vote with the stock ticker change to SLNA.

Now, before we conclude, would like to invite everyone to follow the Selina Hotels page, as well as Rafi, Sam, and Steven’s personal accounts. Additionally, go like the Selina page on Instagram, which has about 700,000 followers and some great visuals of the properties.

Lastly, I would like to say that we are going to be hosting two more spaces where we will be going through the roadshow presentation, one of which is going to be tomorrow, and the details are pinned to a tweet at the top of this space, starting at 4:30pm ET. And then the last one will be on Thursday. At the end of Thursday’s presentation, we’re going to open this up to Q and A from anyone who would like to ask a question and take it from there.

But this has been a pleasure. We really appreciate everyone’s time and for coming to learn more about Selina, and hope that you join us in our next two Twitter spaces.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties to be contained in the Registration Statement and the proxy statement/prospectus included therein. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements.